UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 12, 2026, Scorpio Tankers Inc. (the “Company”) completed a private offering (the “Offering”) of $230.0 million aggregate principal amount of additional 1.75% Convertible Senior Notes due 2031 (the “New Notes”), which amount includes $30.0 million aggregate principal amount of New Notes issued pursuant to the initial purchaser’s full exercise of its option to purchase additional New Notes. The New Notes priced at 110.25% of par, plus accrued interest in the amount of approximately $1.56 per $1,000 principal amount of New Notes from, and including, April 10, 2026, to, but excluding May 12, 2026.The New Notes were issued pursuant to the same indenture as the Company’s $375.0 million aggregate principal amount of 1.75% Convertible Senior Notes due 2031 (the “Initial Notes” and, together with the New Notes, the “Notes”), dated April 10, 2026 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee, and form a part of the same series of Notes as the Initial Notes. Although the New Notes will initially trade under a different Rule 144A CUSIP number than the Initial Notes, the Company expects that once de-legended, the New Notes will trade with the same CUSIP number as the Initial Notes.

The Notes are senior, unsecured obligations of the Company and bear interest at 1.75% per year.  Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2026. The interest payment to be made with respect to the New Notes on October 15, 2026, will include interest deemed to have accrued from, and including, April 10, 2026. The offering price for the New Notes includes such accrued interest. The Notes will mature on April 15, 2031, unless earlier converted or redeemed or repurchased in accordance with their terms.

Prior to January 15, 2031, the Notes will be convertible at the option of the holders only under certain circumstances and during certain periods. On or after January 15, 2031, holders may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled at the Company’s election, in cash, shares of the Company’s common stock par value $0.01 per share (“common stock”), or a combination of cash and shares of common stock. The initial conversion rate for each $1,000 principal amount of Notes is 9.9615 shares of common stock, equivalent to a conversion price of approximately $100.39 per share. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at the Company’s option at any time, and from time to time, on or after April 20, 2029 and on or before the 41st scheduled trading day immediately before the maturity date, if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. In addition, the Company will have the right to redeem all, but not less than all, of the Notes if certain changes in tax law occur and certain other conditions are satisfied. Except as described in the two immediately preceding sentences, the Notes will not be redeemable at the Company’s option prior to the maturity date. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.

If certain corporate events that constitute a “fundamental change” occur, then, subject to limited exceptions, noteholders may require the Company to repurchase their Notes for cash at a price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable.

If certain bankruptcy and insolvency-related events of default occur, the principal amount of, and all accrued and unpaid interest on, all of the then outstanding Notes shall automatically become due and payable. If an event of default with respect to the Notes, other than certain bankruptcy and insolvency-related events of default, occurs and is continuing, the trustee, by written notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by written notice to the Company and the trustee, may declare 100% of the principal amount of, and all accrued and unpaid interest on, all the outstanding Notes to be due and payable immediately. Notwithstanding the foregoing, the Indenture provides that, to the extent the Company so elects, the sole remedy for an event of default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture will, for the first 365 days after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the Notes.

The Indenture provides that the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of the consolidated properties and assets of the Company and its subsidiaries, taken as a whole, to, another person (other than any such sale, conveyance, transfer or lease to one or more of the Company’s direct or indirect wholly owned subsidiaries), unless: (i) the resulting, surviving or transferee person (if not the Company) is a “Qualified Successor Entity” (as defined in the Indenture) (such Qualified Successor Entity, the “Successor Entity”) organized and existing under the laws of the Republic of the Marshall Islands, the United States of America, any State thereof or the District of Columbia, and such successor entity (if not the Company) expressly assumes, by supplemental indenture, all of the Company’s obligations under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the Indenture.

A copy of the Indenture (including the form of the Notes) was previously filed on the Company’s Report on Form 6-K filed with the SEC on April 10, 2026, as Exhibit 4.1 and is incorporated herein by reference (and this description is qualified in its entirety by reference to such document).

The Company received approximately $248.8 million of net proceeds after deducting the initial purchaser’s discounts and commissions and offering expenses payable by the Company. The Company used approximately $55.0 million of the net proceeds from the Offering to repurchase, concurrently with the closing of the Offering, shares of the Company’s common stock in privately negotiated transactions at a price of $84.69 per share, the closing price of the Company’s shares on May 7, 2026, the date of the pricing of the Offering. The Company intends to use the remainder of the net proceeds from the Offering for general corporate purposes.

The Notes were offered and sold pursuant to exemptions from registration requirements afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 144A under the Securities Act. To the extent that any shares of common stock are issued upon conversion of the Notes, they will be issued in transactions anticipated to be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof because no commission or other remuneration is expected to be paid in connection with conversion of the Notes and any resulting issuance of shares of common stock.  The conversion rate is subject to customary anti-dilution adjustment provisions.

This Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any offer, solicitation or sale of any securities in any state in which such offer, solicitation or sale would be unlawful. The Notes have not been, nor will be, registered under the Securities Act, or applicable state securities laws, and the Notes may not be offered or sold in the United States absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

On May 7, 2026, the Company issued a press release announcing the proposed Offering and then separately issued a press release announcing the pricing of the New Notes. Copies of these press releases are attached as exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. On May 12, 2026, the Company issued a press release announcing the closing of the Offering. A copy of this press release is attached as exhibits 99.3 to this Report on Form 6-K.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-286015), S-8 (Registration No. 333-290540) and S-8 (Registration No. 333-295734) that were filed with the U.S. Securities and Exchange Commission, with effective dates of March 21, 2025, September 26, 2025 and May 8, 2026, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: May 12, 2026
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer